MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Paramount’s unaudited Interim Consolidated Financial Statements as at and for the three and nine months ended September 30, 2006 and Paramount’s audited Consolidated Financial Statements for the year ended December 31, 2005. The unaudited Interim Consolidated Financial Statements and the audited Consolidated Financial Statements have been prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”).

This MD&A contains forward-looking statements, non-GAAP measures, and disclosures of barrels of oil equivalent volumes. Readers are referred to the advisories concerning forward-looking statements, non-GAAP measures, and barrels of oil equivalent conversions contained under the heading “Advisories”.

This MD&A is dated November 8, 2006. Additional information concerning Paramount, including its Annual Information Form, can be found on the SEDAR website at www.sedar.com.

Paramount is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of petroleum and natural gas. Paramount’s principal properties are located in Alberta, the Northwest Territories and British Columbia in Canada. Paramount also has properties in Saskatchewan and offshore the East Coast in Canada, and in California, Montana and North Dakota in the United States. Management’s strategy is to maintain a balanced portfolio of opportunities, to grow reserves and production in Paramount’s core areas while maintaining a large inventory of undeveloped acreage, to focus on natural gas as a commodity, and to selectively enter into joint venture arrangements for high risk/high return prospects.

Business Environment

The table below shows key commodity price benchmarks for the three and nine months ended September 30, 2006 and September 30, 2005:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2006	2005	2006	2005
Crude Oil
West Texas Intermediate monthly average (US$/Bbl)	70.55	63.19	68.29	55.40

Natural Gas
NYMEX (Henry Hub Close) monthly average
(US$/MMbtu)	6.58	8.49	7.45	7.16
AECO monthly average (Cdn$/GJ)	5.72	7.75	6.82	7.03

Canadian Dollar - US Dollar Exchange Rate
Quarterly and nine month average with Company’s banker (Cdn$/US$)	1.12	1.20	1.13	1.22

Key Operating Results

Second Quarter 2006 vs. Third Quarter 2006

	Q2 2006	Change	Q3 2006
Sales volumes
Natural gas (MMcf/d)	83.2	(1.8)	81.4
Oil and NGLs (Bbl/d)	3,423	478	3,901
Combined (Boe/d)	17,297	174	17,471

Average prices(1)
Natural gas ($/Mcf)	6.98	0.09	7.07
Oil and NGLs ($/Bbl)	66.79	2.53	69.32

		Change in	Change in
($ thousands)	Q2 2006	Price/Cost	Volume	Q3 2006
Revenue(1)
Natural gas sales	52,878	707	(600)	52,985
Oil and NGLs sales	20,803	793	3,285	24,881
	73,681	1,500	2,685	77,866

Royalties	9,773	(425)	198	9,546
Operating costs	18,692	(48)	396	19,040
Transportation costs	3,487	98	76	3,661
Operating netback	41,729	1,875	2,015	45,619

(1) Before transportation and financial instruments.

Sales volumes - Natural gas sales volumes for the third quarter of 2006 decreased two percent compared with the second quarter of 2006. Average daily natural gas sales volume increases within the Kaybob COU of 11 percent were more than offset by decreases of other COU’s during the third quarter. Kaybob’s increased gas sales were primarily a result of new production coming on stream. Declines within other COU’s were primarily a result of a planned 19 day shutdown/turnaround at a third party operated plant, continued delays in regulatory approvals, wet weather delays, and general declines. Crude oil and natural gas liquid (“NGL”) sales volumes for the third quarter increased 14 percent as compared with the second quarter of 2006 as a result of new production being brought on within the Grande Prairie COU and sales of product from inventory. Paramount continued to experience operational constraints causing delays in bringing on production behind pipe due to regulatory approvals and wet weather delays.

Average Prices - Average realized natural gas sales prices increased nominally from the second quarter of 2006, while on average oil and NGL prices increased four percent in the same comparative period.

Royalties - Third quarter royalty expense of $9.5 million was comparable to the second quarter of 2006. Royalties decreased for natural gas, but increased for crude oil and NGLs due to increased sales volumes. Paramount’s average royalty rate was 12 percent of sales revenue in the third quarter as compared to 13 percent in the previous quarter.

Operating costs - Operating costs for the third quarter increased to $19.0 million compared to $18.7 million for the second quarter of 2006 as a result of continued maintenance and turnaround activity.

Transportation Costs - Transportation costs for the third quarter of 2006 were relatively unchanged compared to the second quarter of 2006.

Third Quarter 2005 vs. Third Quarter 2006

	Q3 2005	Change	Q3 2006
Sales volumes
Natural gas (MMcf/d)	98.8	(17.4)	81.4
Oil and NGLs (Bbl/d)	3,158	743	3,901
Combined (Boe/d)	19,624	(2,153)	17,471

Average prices(1)
Natural gas ($/Mcf)	8.80	(1.73)	7.07
Oil and NGLs ($/Bbl)	65.95	3.37	69.32

($ thousands)	Q3 2005	Change in Price/Cost	Change in Volume	Q3 2006
Revenue(1)
Natural gas sales	80,027	(15,735)	(11,307)	52,985
Oil and NGLs sales	19,160	979	4,742	24,881
	99,187	(14,756)	(6,565)	77,866

Royalties	21,060	(10,338)	(1,176)	9,546
Operating costs	13,116	8,269	(2,345)	19,040
Transportation costs	6,125	(2,013)	(451)	3,661
Operating netback	58,886	(10,674)	(2,593)	45,619

(1) Before transportation and financial instruments.

Sales volumes - Natural gas sales volumes for the third quarter of 2006 declined by 18 percent compared to the third quarter of 2005. The decrease was primarily the result of declines at Liard and Liard West, partially offset by new production brought on as a result of Paramount’s Northwest Alberta winter drilling and maintenance programs, and new production brought on by the Kaybob COU.

Crude oil and natural gas liquids production increased 24 percent in the third quarter of 2006 as compared to the third quarter of 2005, primarily as a result of new liquids production from Crooked Creek and Ante Creek.

Average prices - Paramount’s average realized natural gas price before financial instruments declined 20 percent in the third quarter of 2006 as compared to the third quarter of 2005. Crude oil and natural gas liquids prices increased 5 percent when comparing the third quarter of 2006 to the same quarter in 2005.

Royalties - Royalties as a percentage of revenue decreased to 12 percent in the third quarter of 2006 as compared to 21 percent in the third quarter of 2005. The primary reason for the reduction in royalty expense during the three months ended September 30, 2006 relative to the comparative period in 2005 is reductions in royalties associated with Northwest Territories properties. Capital and operating costs from our 2006 winter and summer drilling and maintenance programs have an immediate impact in reducing Northwest Territories royalties. In addition, a reduction in the Alberta gas reference price that is used to calculate royalties on Paramount’s natural gas production in Alberta resulted in the natural gas royalty rate decreasing to 10 percent in the third quarter of 2006 as compared to 23 percent in the third quarter of 2005. Liquids royalties increased to 18 percent in the third quarter 2006 as compared to 15 percent in the third quarter 2005 as a result of higher prices. Royalties paid increased with the increased liquid sales volumes in the third quarter 2006.

Operating costs - Upward inflationary pressure continues to impact operating costs as evidenced by the increase in operating costs during the third quarter of 2006 in comparison to the third quarter of 2005. In addition, several plant turnarounds and workovers were performed, and activity levels associated with new production coming on at several facilities continued to be high all contributing to higher operating costs during the third quarter of 2006.

Transportation costs - Transportation costs were lower during the third quarter of 2006 as a result of the termination of fixed price transportation contracts that were in place during the comparative period in 2005.

Year-to-Date September 30, 2005 vs. Year-to-Date September 30, 2006

Spinout Assets - On April 1, 2005, Paramount completed a reorganization pursuant to a plan of arrangement under the Business Corporations Act (Alberta), resulting in the creation of Trilogy Energy Trust (“Trilogy”) as a new publicly-traded energy trust (the “Spinout”). Through the Trilogy Spinout, certain properties owned by Paramount that were located in the Kaybob and Marten Creek areas of Alberta, and three natural gas plants operated by Paramount became the property of Trilogy (the “Spinout Assets”). The transfer of the Spinout Assets to Trilogy caused decreases in Paramount’s production, revenue, royalties, operating costs and transportation costs.

Paramount’s unaudited Interim Consolidated Financial Statements for the nine months ended September 30, 2005 include the results of operations and cash flows of the Spinout Assets for the three months ended March 31, 2005. The following table shows Paramount’s reported results for the nine months ended September 30, 2006 and September 30, 2005, separating the results of the Spinout Assets from Paramount’s other properties and assets (“PRL Properties”) for the nine months ended September 30, 2005:

	2005	Spinout	PRL		2006
	Reported	Assets (2)	PRL	Change	Reported
Sales volumes
Natural gas (MMcf/d)	132.7	(40.0)	92.7	(10.2)	82.5
Oil and NGLs (Bbl/d)	4,812	(1,632)	3,180	376	3,556
Combined (Boe/d)	26,927	(8,305)	18,622	(1,314)	17,308

Average prices(1)
Natural gas ($/Mcf)	7.99	(7.46)	8.21	(0.40)	7.81
Oil and NGLs ($/Bbl)	59.60	(54.77)	62.07	3.36	65.43

	2005	Spinout	PRL	Change in	Change in	2006
($ thousands)	Reported	Assets (2)	Properties	Price/Cost	Volume	Reported
Revenue(1)
Natural gas sales	289,250	(81,569)	207,681	(10,134)	(21,621)	175,926
Oil and NGLs sales	78,293	(24,399)	53,894	2,917	6,719	63,530
	367,543	(105,968)	261,575	(7,217)	(14,902)	239,456

Royalties	65,604	(25,269)	40,335	(1,497)	(2,740)	36,098
Operating costs	54,801	(16,123)	38,678	21,424	(4,239)	55,863
Transportation costs	20,666	(4,805)	15,861	(4,241)	(820)	10,800
Operating netback	226,472	(59,771)	166,701	(22,903)	(7,103)	136,695

(1) Before transportation and financial instruments.
(2) These values are presented in order to isolate the variance in the reported results relating to the Spinout Assets. The daily sales volumes for the Spinout Assets were computed by dividing total sales volumes from the Spinout Assets for the three months ended March 31, 2005 by 273.

Sales volumes - Excluding the results of the Spinout Assets, natural gas sales volumes decreased 11 percent for the nine months ended September 30, 2006 as compared to the same period in 2005. Declines from certain gas producing properties in the Northwest Territories were partially offset by new natural gas production from the Kaybob area. Excluding the results of the Spinout Assets, crude oil and natural gas liquids sales volumes increased 12 percent as a result of new liquids production from Crooked Creek and Ante Creek.

Average prices - Paramount’s average realized natural gas price for the nine months ended September 30, 2006 was five percent lower than Paramount’s average realized natural gas price (excluding the results of the Spinout Assets) for the same period in 2005; this was consistent with decreases in market prices for natural gas. Paramount’s average realized crude oil and natural gas liquids price for the nine months ended September 30, 2006, was five percent higher (excluding the results of the Spinout Assets).

Royalties - Excluding the results of the Spinout Assets, royalties as a percentage of petroleum and natural gas sales remained constant for the nine months ended September 30, 2006 as compared to the same period in 2005. Higher average commodity prices resulted in increased royalties for the nine month period ended September 30, 2005. However, these were offset by decreased royalties in the Northwest Territories as a result of deductible capital expenditures.

Operating costs - Excluding the results of the Spinout Assets, operating costs increased by 44% for the nine months ended September 30, 2006 as compared to the same period in 2005. Sales volumes decreased for the comparative periods due to operational issues that resulted in some production being shut in 2006. During these periods of decreased production, the company took the opportunity to conduct some significant maintenance activities in the year. The decreased production reported for 2006 also resulted in increased operating costs being reported on a BOE basis.

Transportation costs - Transportation costs were lower during the nine months ended September 30, 2006 as a result of the termination of fixed price transportation contracts that were in place during the comparative period in 2005.

Netbacks

	Three Months Ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005	2005
				As Reported	PRL Properties(2)
Produced gas ($/Mcf)
Revenue (1)	6.65	8.16	7.41	7.44	7.60
Royalties	(0.67)	(2.01)	(1.20)	(1.42)	(1.27)
Operating costs	(2.01)	(1.20)	(2.00)	(1.18)	(1.23)
Operating netback	3.97	4.95	4.21	4.84	5.10

Conventional oil ($/Bbl)
Revenue (1)	68.83	64.82	63.47	61.50	61.85
Royalties	(11.84)	(8.09)	(8.28)	(8.77)	(6.53)
Operating costs	(10.61)	(8.11)	(10.98)	(10.29)	(10.55)
Operating netback	46.38	48.62	44.21	42.44	44.77

Natural gas liquids ($/Bbl)
Revenue (1)	64.70	65.85	63.70	53.70	60.72
Royalties	(15.71)	(15.33)	(13.66)	(14.75)	(20.45)
Operating costs	(12.77)	(6.34)	(11.38)	(6.90)	(7.64)
Operating netback	36.22	44.18	38.66	32.05	32.63

All products ($/Boe)
Revenue (1)	46.16	51.56	48.39	47.19	48.35
Royalties	(5.94)	(11.67)	(7.64)	(8.92)	(7.94)
Operating costs	(11.85)	(7.27)	(11.82)	(7.45)	(7.81)
Operating netback	28.37	32.62	28.93	30.82	32.60
(1) Revenue is presented net of transportation costs and does not include gain / loss on financial instruments.
(2) These values are presented in order to isolate the netbacks relating to properties retained by Paramount, and exclude the results of the Spinout Assets for the three months ended March 31, 2005.

	Three Months Ended		Nine Months Ended
Funds Flow Netback per Boe	September 30		September 30
($/Boe)	2006	2005	2006	2005
Operating netback	28.37	32.62	28.93	30.82
Realized gain (loss) on	1.65	(2.00)	6.77	0.46
financial instruments
Realized foreign exchange gain	0.08	-	0.18	-
Gain on sale of investments	0.02	1.30	0.27	0.71
General and administrative (1)	(5.20)	(3.74)	(6.22)	(2.77)
Interest (2)	(5.37)	(3.76)	(4.68)	(2.74)
Lease rentals	(0.50)	(0.36)	(0.37)	(0.30)
Asset retirement obligation expenditures	(0.11)	(0.28)	(0.11)	(0.10)
Distributions from equity investments	5.61	4.75	6.36	2.15
Current and large corporations tax	(1.35)	(0.57)	(0.33)	(0.52)

Funds flow netback ($/Boe) (3)	23.20	27.96	30.80	27.71
(1) Excluding non-cash general and administrative expense.
(2) Excluding non-cash interest expense.
(3) Funds flow netback is equal to funds flow from operations divided by Boe production for the relevant period.

Other Operating Items

Depletion and Depreciation Expense

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2006	2005	2006	2005

$ thousands	37,899	42,454	102,540	140,529
$/Boe	23.58	23.52	21.70	19.12

Depletion and depreciation expense decreased by $4.6 million for the three months ended September 30, 2006, as compared to the corresponding period in 2005. This decrease was primarily the result of lower production volumes during the third quarter of 2006 as compared to the third quarter of 2005.

Depletion and depreciation expense decreased $38.0 million for the nine months ended September 30, 2006 as compared to the corresponding period in 2005. This decrease was primarily due to the inclusion of the operating results of the Spinout Assets for the period January 1, 2005 to March 31, 2005 prior to the closing of the Trilogy Spinout. Excluding the impact of the Trilogy Spinout, depletion and depreciation expense for the nine month period of 2006 decreased by $2.3 million when compared to the nine month period ended September 30, 2005. The decrease is mainly the result of lower production in 2006.

Dry Hole Costs

Under the successful efforts method of accounting for petroleum and natural gas properties, costs of drilling exploratory wells are initially capitalized and, if subsequently determined to be unsuccessful, are charged to dry hole expense. Other exploration costs, including geological and geophysical costs and annual lease rentals on non-producing properties, are charged to exploration expense as incurred. Dry hole costs for the third quarter of 2006 amounted to $7.2 million related mainly to the write off of costs incurred on wells drilled by the Grande Prairie and Southern COU’s. For the nine months ended September 30, 2006 dry hole costs totaled $26.2 million.

Geological and Geophysical Expense

Geological and geophysical expenses decreased during the quarter ended September 30, 2006 to $1.2 million from $2.8 million in the same period during 2005 as a result of reduced seismic activity and seismic sales.

General and Administrative Expense

	Three Months Ended		Nine Months Ended
	September 30		September 30
($ thousands)	2006	2005	2006	2005
General and administrative expense	6,909	5,797	21,191	15,149
before stock-based compensation
Stock-based compensation (recovery) expense	(14,661)	52,436	2,941	66,156
General and administrative expense	(7,752)	58,233	24,132	81,305

For the three months ended September 30, 2006 general and administrative expense before stock-based compensation increased by $1.1 million versus the same period in 2005. This increase is the result of higher salary costs.

For the nine months ended September 30, 2006 general and administrative expense before stock-based compensation increased by $6.0 million. This increase is primarily due to higher staff levels in 2006 as compared to 2005.

Paramount uses the intrinsic value method to recognize compensation expense associated with its outstanding Paramount Options and Holdco Options. Applying this method, a liability is accrued over the vesting period of the options, based on the difference between the exercise price of the options and the market price or fair value of the underlying securities. The liability is revalued at the end of each reporting period to reflect changes in market prices or fair values of the underlying securities.

For the three months ended September 30, 2006 stock-based compensation was a $14.7 million recovery as compared to a $52.4 million expense in the same period in 2005. Stock-based compensation expense for the nine months ended September 30, 2006 was $2.9 million as compared to $66.2 million in the same period in 2005. The decrease in the stock-based compensation expense during the period ended September 30, 2006 is primarily a result of a decline in the market price of both Paramount shares and Trilogy Energy Trust units on September 30, 2006 relative to the market price of such securities on September 30, 2005.

Interest Expense

Interest expense for the three months ended September 30, 2006 was $8.8 million, which represents an increase of approximately $1.6 million when compared to the same period in 2005. The increase is due to higher average borrowing levels in 2006, including the closing of a US$150 million Term Loan B Facility (see Liquidity and Capital Resources).

For the nine months ended September 30, 2006 interest expense totaled $22.6 million, a $2.0 million increase from $20.6 million in the same nine month period of 2005. Similarly, the increase is attributable to higher average credit facility borrowing levels, and the closing of the Term Loan B facility during the nine months ended September 30, 2006 as compared to the same period of 2005.

Income on Equity Investments

During the second quarter of 2006, Paramount closed a transaction whereby it vended its interest in certain oil sands properties and other assets to North American Oil Sands Corporation (“North American”) for approximately 50 percent of the then outstanding common shares of North American and aggregate cash consideration of approximately $17.5 million. The transaction was measured at the carrying value of the properties transferred of $63.1 million, including a deferred credit of $6.5 million. In association with the transaction, a gain of approximately $1.2 million was recorded representing the reduction in Paramount’s economic interest following the transaction. The remainder of the cash consideration was recognized as a return of Paramount’s investment in North American. Paramount’s investment in North American is accounted for using the equity method.

Paramount records its share of the equity income (loss) of North American and the Private Oil & Gas Company net of tax because both enterprises are corporations and are liable for the tax on this income (loss). Paramount records its share of Trilogy’s equity income (loss) on a before-tax basis and the tax expense (recovery) on that equity income (loss) is presented as a component of Paramount’s tax expense (recovery) because Trilogy is a trust and Paramount’s share of Trilogy’s income (loss) is ultimately taxable to Paramount.

As a result of equity issuances completed by North American during the nine months ended September 30, 2006, Paramount’s interest in North American was reduced from approximately 50 percent to approximately 36 percent, resulting in Paramount recording dilution gains of $102.3 million before tax.

As a result of equity issuances completed by Trilogy during the nine months ended September 30, 2006, including issuances of units under its distribution reinvestment plan, Paramount’s equity interest in Trilogy was reduced from approximately 18 percent at the beginning of the year to approximately 16 percent, resulting in Paramount recording total dilution gains of $18.2 million before tax.

Income Taxes

For the nine months ended September 30, 2006, Paramount’s current and large corporation tax expense totaled $1.5 million as compared to an expense of $3.8 million in the same period of 2005. The future income tax expense recorded in the third quarter of 2006 totaled $0.6 million (future income tax expense of $9.3 million for the nine months ended 2006) as compared to a recovery of $25.5 million during the same period of 2005 (future income tax recovery of $44.9 million for the nine months ended September 30, 2005).

Risk Management

Paramount’s financial success is dependent upon the discovery, development and production of petroleum and natural gas reserves and the economic environment that creates a demand for petroleum and natural gas. Paramount’s ability to execute its strategy is dependent on the amount of cash flow that can be generated and reinvested into its capital program. To protect cash flow against commodity price volatility, Paramount will, from time to time, enter into financial and/or physical commodity price hedges. Any such hedging transactions are restricted for periods of one year or less and the aggregate volumes under such hedging transactions are limited to a cumulative maximum of 50 percent of Paramount’s forecast production for the duration of the relevant period, determined on a barrel of oil equivalent basis.

During the three months ended September 30, 2006, Paramount entered into a foreign exchange collar for settlement on February 26, 2007. The floor price of the foreign exchange collar is CDN $1.1364/US $1, and the ceiling price is CDN $1.0822/US $1 based on an underlying amount of US $150 million. At September 30, 2006 the collar was in an aggregate fair value gain position of approximately $0.4 million.

Paramount’s outstanding financial forward contracts are set out in the unaudited Interim Consolidated Financial Statements in Note 9 - Financial Instruments and Note 13 - Subsequent Events. Paramount has chosen not to designate any of the financial forward contracts as hedges. As a result, such instruments are recorded using the mark-to-market method of accounting whereby instruments are recorded in the Consolidated Balance Sheet as either an asset or liability with changes in the fair value recognized in net earnings. Paramount’s outstanding physical commodity contracts are set out in the unaudited Interim Consolidated Financial Statements in Note 12 - Commitments. The impact of fixed price physical sales contracts are reflected in petroleum and natural gas sales.

Paramount recorded a gain on financial instruments during the third quarter of 2006 of $24.2 million, an increase of $68.2 million from the total loss on financial instruments report during the third quarter of 2005 of $44.0 million. For the nine months ended September 30, 2006 Paramount recorded a gain on financial instruments of $61.1 million, an increase of $119.3 million as compared to the same period in 2005. Certain financial instruments were terminated during the third quarter of 2006 prior to their maturity resulting in an increase to cash flow from operations of $3.6 million during the quarter. See Note 9 - Financial Instruments in the notes to the unaudited Interim Consolidated Financial Statements.

During the three months ended September 30, 2006, Paramount terminated the following financial forward commodity contract prior to its maturity:

	Amount	Price	Term
Sales Contracts
NYMEX Fixed Price	10,000 MMBtu/d	US $10.28	Nov 2006 - Mar 2007

Capital Expenditures

	Three Months Ended		Nine Months Ended
	September 30		September 30

($ thousands)	2006	2005	2006	2005
Land	6,696	11,540	29,243	42,490
Geological and geophysical	1,220	2,825	13,575	9,987
Drilling and completions	62,771	39,373	215,695	185,756
Production equipment and facilities	31,056	8,547	94,270	70,331
Exploration and development expenditures	101,743	62,285	352,783	308,564
Property acquisitions	4,050	-	39,108	11,087
Proceeds from property dispositions	(4,254)	(641)	(6,767)	(1,364)
Other	2,412	206	14,283	1,516
Net capital expenditures	103,951	61,850	399,407	319,803

During the second quarter of 2006, Paramount vended its interest in certain oil sands properties to North American (the “Oil Sands Properties”) in exchange for approximately 50 percent of the outstanding common shares of North American and cash consideration of $17.5 million. Capital expenditures, including acquisitions, relating to the Oil Sands Properties totaled $57.3 million for the nine months ended September 30, 2006 (inception-to-date capital expenditures, including acquisitions - $80.9 million).

Since the second quarter of 2006 Paramount did not incur additional capital expenditures related to the oil sands interests transferred to North American, as additional expenditures required to develop these oil sands assets were borne solely by North American. Paramount’s exploration and development expenditures on these oil sands assets in 2006 totaled approximately $36.5 million. Paramount expects that future capital expenditures will be used towards acquisition of new leases and the development of our 100 percent owned oil sands leases in the Surmont area of Northeast Alberta.

For the nine months ended September 30, 2006, exploration and development expenditures totaled $352.8 million as compared to $308.6 million in the same period of 2005. A comparison of the number of wells drilled for the three and nine months ended September 30, 2006 and September 30, 2005 is as follows:

	Three Months Ended				Nine Months Ended
	September 30				September 30
(wells drilled)	2006		2005		2006		2005
	Gross (1)	Net (2)	Gross (1)	Net (2)	Gross(1)	Net(2)	Gross(1)	Net(2)
Natural gas	71	52	77	29	192	123	224	118
Oil	4	2	3	1	10	5	15	7
Oil sands evaluation	1	1	-	-	123	62	23	14
Dry holes	8	5	3	2	13	9	16	10
Total	84	60	83	32	338	199	278	149
(1) “Gross” wells means the number of wells in which Paramount has a working interest or a royalty interest that may be converted to a working interest.
(2) “Net” wells means the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage of working interest therein.

Relative to the third quarter of 2005, Paramount drilled a similar number of gross wells during the three months ended September 30, 2006, however, Paramount generally had a higher working interest in the wells drilled.

Quarterly Information

	Three Months Ended
	Sep 30	Jun 30	Mar 31	Dec 31
($ thousands, except per share amounts)	2006	2006	2006	2005
Petroleum & natural gas sales	77,866	73,681	87,909	115,127
Revenue, net(1)	92,584	72,246	100,865	112,422
Net earnings (loss)	22,161	111,874	7,764	37,758
Net earnings (loss) per common share
- basic	0.33	1.65	0.12	0.57
- diluted	0.32	1.61	0.12	0.56
(1)Represents revenue after gain/loss on financial instruments, royalties and gain on sale of investments and other.

	Three Months Ended
	Sep 30	Jun 30	Mar 31	Dec 31
($ thousands, except per share amounts)	2005	2005	2005	2004
Petroleum & natural gas sales	99,187	91,848	176,508	177,030
Revenue, net(1)	36,526	96,581	115,741	174,060
Net earnings (loss) before discontinued operations	(69,066)	12,934	(45,558)	(18,873)
Net earnings (loss) from discontinued operations	-	-	-	1,120
Net earnings (loss)	(69,066)	12,934	(45,558)	(17,753)
Net earnings (loss) before discontinued operations per common share
- basic	N/A	N/A	N/A	(0.30)
- diluted	N/A	N/A	N/A	(0.30)
Net earnings (loss) per common share
- basic	(1.05)	0.20	(0.72)	(0.28)
- diluted	(1.05)	0.20	(0.72)	(0.28)
(1)Represents revenue after gain/loss on financial instruments, royalties and gain on sale of investments and other.

The success of Paramount’s risk management program addressing the risk of commodity price volatility has been the primary cause behind the increase in net revenue between the third quarter and second quarter of 2006. In comparison to the second quarter of 2006 Paramount’s financial instruments increased in value by approximately $21.6 million during the third quarter. Of this total increase, Paramount realized a net gain of $3.6 million into cash flow, while retaining the remaining financial instrument contracts to protect the Company against continued decreases in commodity prices. The decrease in net earnings between the third quarter and second quarter of 2006 was due primarily as a result of the absence of significant dilution gains on our equity investments. See Third Quarter 2006 vs. Second Quarter 2006 comparison under “Key Operating Results”.

Liquidity and Capital Resources

	September 30	December 31
($ thousands)	2006	2005
Working capital deficit (1)	$43,363	$70,683
Credit facility	98,464	105,479
Term Loan B facility	167,655	-
US notes	238,733	248,409
Stock-based compensation liability(2) - Holdco Options	2,366	4,105
Net debt(3)	550,581	428,676
Share capital	269,796	198,417
Retained earnings	382,271	238,404
Total	$1,202,648	$865,497
(1) Includes current portion of stock-based compensation liability of $15.2 million at September 30, 2006 ($27.3 million at December 31, 2005).
(2) Since August 2005, Paramount has generally declined an optionholder’s request for a cash payment relating to vested Paramount Options, thereby necessitating optionholders to exercise their vested Paramount Options, and to pay the aggregate exercise price of their stock options to Paramount as consideration for the issuance by Paramount of Common Shares. Paramount expects that this will continue. As a result, the stock-based compensation liability associated with Paramount Options amounting to $35.5 million has been excluded from the computation of Net debt at September 30, 2006 ($46.6 million at December 31, 2005).
(3) Net debt includes the stock-based compensation liability associated with Holdco Options totaling $17.6 million at September 30, 2006 ($31.4 million at December 31, 2005).

Working Capital

Paramount’s working capital position at September 30, 2006 was a $43.4 million deficit as compared to a $112.1 million deficit at June 30, 2006. The primary reason for the decrease in Paramount’s working capital deficit since the second quarter of 2006 was the closing of the Term Loan B Facility, providing net proceeds to Paramount of $162.7 million.

Bank Credit Facility

The size of Paramount’s bank credit facility is based on among other things, the value of Paramount’s petroleum and natural gas assets reserves. During the third quarter of 2006 a mid term credit review was completed, the total size of the facility remained at $200 million following completion of the review.

Bank debt outstanding as at September 30, 2006 on Paramount’s bank credit facilities was $98.5 million.

Term Loan B Facility

On August 28, 2006 Paramount closed a six year US $150 million non-revolving Term Loan B Facility (“Facility”). The full amount of this Facility was drawn upon closing. The Facility is secured by all of the common shares of North American held by Paramount.

Paramount may repay all or a portion of the Term Loan B Facility at any time, however, the Company is not required to repay the Facility prior to the maturity of the six year term. If any of the North American shares pledged as security are sold, Paramount must make an offer to repay an amount of the Facility equal to the net proceeds of such a sale. Repayments during the first and second years are subject to premiums of 2% and 1% of principal, respectively. Subsequent repayments are not subject to premiums.

Borrowings under the Term Loan B Facility bear interest at floating rates, based on LIBOR, the US Federal Funds rate or the US Base Rate set by the Administrative Agent. So long as the Term Loan B Facility is not in default, Paramount has discretion with respect to the basis upon which interest rates are set.

US Senior Notes

At September 30, 2006 Paramount had $238.7 million (US $213.6 million) outstanding principal amount of 8 1/2 percent Senior Notes due in 2013 (the “Senior Notes”). The Senior Notes are secured by approximately 12.7 million Trilogy trust units owned by Paramount, which had a market value of $198.6 million at September 30, 2006(A). These Trilogy trust units are reflected in Long-term investments and other assets in Paramount’s Consolidated Balance Sheet. In addition, there are 2.3 million Trilogy trust units held by Paramount relating to its obligations under Holdco Options, which had market value of $35.5 million at September 30, 2006,(A) and are likewise reflected in Long-term investments and other assets in Paramount’s Consolidated Balance Sheet. Paramount’s obligations respecting its previously existing 7 7/8 percent US Senior Notes due 2010 and 8 7/8 percent US Senior Notes due 2014 were extinguished during 2005 as a result of a notes exchange offer and open market re-purchases.

Share Capital

On March 30, 2006, Paramount completed a private placement of 600,000 common shares issued on a flow through basis at $52.00 per share, and a private placement of 600,000 common shares at $41.72 per share for total gross proceeds of $56.2 million.

At November 7, 2006, Paramount had 68,185,825 Class A Common Shares outstanding. At November 7, 2006 there were 4,615,075 Paramount Options outstanding (976,100 exercisable) and 761,375 Holdco Options outstanding (287,250 exercisable).

_______________________________________

(A) Based on the closing price of Trilogy trust units on the Toronto Stock Exchange on September 29, 2006. As of November 8, 2006, the aggregate market value of the 15.0 million Trilogy Trust Units owned by Paramount was $169.1 million based on the November 8, 2006 closing price of Trilogy Trust Units on the Toronto Stock Exchange.

Contractual Obligations

Paramount has the following contractual obligations as at September 30, 2006 (8):

($ thousands)	Recognized in financial statements	Less than 1 Year	1 - 3 years	4 - 5 years	After 5 years	Total
US Senior Notes (1)	Yes	20,292	40,585	40,585	269,171	370,633
Bank Credit facility (2)	Yes	5,514	101,221	-	-	106,735
Term Loan B Facility (3)	Yes	16,531	33,062	33,062	182,808	265,463
Stock-based compensation liability (4)	Yes -Partially	39,887	30,080	40	-	70,007
Asset retirement obligations(5)	Yes -Partially	-	-	-	142,625	142,625
Pipeline transportation commitments(6)	No	18,007	21,974	10,018	50,741	100,740
Capital spending commitment	No	31,439	400	-	-	31,839
Leases	No	4,032	6,050	4,448	2,706	17,236
Total (7)		135,702	233,372	88,153	648,051	1,105,278
(1) The amounts payable within the next five years represent the estimated annual interest payment on the Senior Notes. The amount payable for the Senior Notes after five years also includes interest payable thereon totaling $30.4 million (US$27.2 million).
(2) Advances bear floating rate interest based on the Bankers' Acceptance Rate, Canadian Prime Rate, LIBOR or the US Base Rate. Paramount has discretion with respect to the basis upon which interest rates are set. As at September 30, 2006 the interest rate on the bank credit facility was approximately 5.6% and the principle outstanding was $98.5M. The principle outstanding and period ending interest rate have been assumed for interest calculations in future periods.
(3) Borrowings bear floating rate interest based on LIBOR, the US Federal Funds rate or the US Base Rate set by the Administrative Agent. Paramount has discretion with respect to the basis upon which interest rates are set. As at September 30, 2006 the interest rate on the facility was 9.86%. This rate has been assumed for interest calculations in future periods. The amount payable for the Term Loan after five years also includes interest payable thereon totaling $15.2 million (US$13.6 million).
(4) The liability for stock-based compensation includes the full intrinsic value of vested and unvested options as at September 30, 2006. Paramount has the alternative to issue shares on Paramount Options being exercised by employees instead of paying the intrinsic value of vested Paramount options. The full intrinsic value of Paramount options included above is $50.8 million.
(5) Asset retirement obligations represent management’s estimate of the undiscounted cost of future dismantlement, site restoration and abandonment obligations based on engineering estimates and in accordance with existing legislation and industry practices.
(6) Certain of the pipeline transportation commitments are secured by outstanding letters of credit totaling $20.9 million as at September 30, 2006.
(7) In addition to the above, Paramount has minimum volume commitments to gas transportation service providers under agreements expiring in various years the latest of which is 2023.
(8) Excludes obligations under Farm-in arrangement - see below.

During the third quarter of 2006, Paramount entered into an area wide farm-in agreement respecting certain Mackenzie Delta, Northwest Territories exploratory properties (the “Farm-in”). Under the agreement, Paramount can earn a 50% interest in such properties by drilling 11 wells within a four-year period and making certain continuation payments, the aggregate of which will range between $11 million and $21 million depending upon certain future events. Paramount also has an obligation to shoot approximately $50 million of 3D seismic. If Paramount fully satisfies all of the drilling commitments under the agreement, the Company will also earn a 50% interest in three discoveries previously made in the Mackenzie Delta by the counterparties to the farm-in agreement.

Paramount is contractually obligated to drill five exploratory wells; two wells during the 2006 - 2007 drilling season, and three wells during the 2007 - 2008 drilling season, having aggregate estimated costs of approximately $95 million. Once Paramount has drilled these five exploratory wells, Paramount may elect to stop further drilling and earn a reduced interest in the farm-in lands. In such event, Paramount would remain responsible for the aforementioned seismic commitment and continuation payments. To September 30, 2006, Paramount has incurred approximately $0.6 million associated with commitments under the Farm-in.

Funding of 2006 Capital Program

Paramount anticipates that the remainder of its planned 2006 capital program will be funded from cash flows from operations, borrowings under its credit facilities, and through other sources of funds which may include incurring additional debt, issuing additional equity, or dispositions of properties or other assets.

Related Party Transactions

Trilogy Energy Trust

At September 30, 2006, Paramount held approximately 15 million trust units of Trilogy representing approximately 16 percent of the issued and outstanding trust units of Trilogy at such time. In addition to the Trilogy trust units held by Paramount, Trilogy and Paramount have certain common members of management and directors. The following transactions have been recorded at the exchange amounts:

•
Paramount provided certain operational, administrative, and other services to Trilogy Energy Ltd., a wholly-owned subsidiary of Trilogy, pursuant to a services agreement dated April 1, 2005 (the “Services Agreement”). The Services Agreement had an initial term ending March 31, 2006. The Services Agreement was renewed on the same terms and conditions to March 31, 2007. Under the Services Agreement, Paramount is reimbursed for all reasonable costs (including expenses of a general and administrative nature) incurred by Paramount in providing the services. The reimbursement of expenses is not intended to provide Paramount with any financial gain or loss. For the three and nine months ended September 30, 2006, the amount of costs subject to reimbursement under the Services Agreement were $0.4 million and $1.5 million respectively, which have been reflected as a reduction in Paramount’s general and administrative expenses.

•
As a result of the Trilogy Spinout, certain employees and officers of Trilogy hold Paramount Options and Holdco Options. The stock-based compensation relating to these options for the nine months ended September 30, 2006 amounted to a recovery of $0.9 million, of which $0.8 million was recorded as a recovery to general and administrative expense and $0.1 million was charged against equity in net earnings of Trilogy.

•
Paramount recorded distributions from Trilogy Energy Trust totaling $9.0 million for the three months ended and $30.1 million for the nine months ended September 30, 2006. Distributions receivable of $3.0 million relating to distributions declared by Trilogy in September 2006 were accrued at September 30, 2006 and received in October 2006.

•
During the nine months ended September 30, 2006, Paramount also had other transactions in the normal course of business with Trilogy. The net amount due from Trilogy arising from the above related party transactions as at September 30, 2006 was $6.0 million. At December 31, 2005 Paramount had a net payable position to Trilogy of $6.4 million. Included in such balances is a crown royalty deposit claim of $5.5 million which, when refunded to Paramount, will be paid to Trilogy.

Drilling Company

During the second quarter of 2006, Paramount and a private company controlled by Paramount’s Chairman and Chief Executive Officer (the “Private Company”) formed a company in the United States (“Drillco”) to supply drilling services to a United States subsidiary of Paramount. Paramount owns 50 percent of Drillco, and the Private Company owns 50 percent of Drillco. Drillco has entered into a contract for the purchase of two drilling rigs. In connection with the purchase of the drilling rigs, the Private Company extended demand loans having an aggregate principal amount of $11.0 million (US$9.9 million) to Drillco. The loans bear interest at a US bank’s Prime interest rate plus 0.5 percent. The principal amount of the loans, plus accrued interest of $0.4 million (US $0.3 million) is included in the Due to Related Parties balance in the consolidated financial statements.

Other

Drillco has entered into a contract with a company (the “Supplier”) for the construction of two drilling rigs under a cost-plus fee arrangement. An individual who is a part-owner of the Supplier is also a director of another company affiliated with Paramount. Estimated costs to construct the two drilling rigs total US$18 million, including a US$2 million fee due and payable to the Supplier upon delivery. In addition to the estimated cost of materials and construction, other incremental costs required to complete, deliver and prepare the rigs for full operation are estimated at approximately US$6.0 million.

During the second quarter of 2006 two officers and a director of Paramount participated in private equity placements undertaken by North American; purchasing an aggregate 146,667 shares of North American for $1.8 million.

On March 30, 2006, Paramount completed the private placement of 600,000 Common Shares at a price of $41.72 per share to companies controlled by Paramount’s Chairman and Chief Executive Officer for gross proceeds of $25.0 million. Also, during the first quarter of 2006 certain employees, officers, and directors of Paramount purchased an aggregate 8,500 flow-through common shares issued by Paramount for gross proceeds to Paramount of $0.4 million.

Risks and Uncertainties

Companies involved in the exploration for and production of oil and natural gas face a number of risks and uncertainties inherent in the industry. Paramount's performance is influenced by a number of factors including but not limited to commodity prices, transportation and marketing constraints and government regulation and taxation.

Natural gas prices are influenced by the North American supply and demand balance as well as transportation capacity constraints. Seasonal changes in demand, which are largely influenced by weather patterns, also affect the price of natural gas.

Stability in natural gas pricing is available through the use of short and long-term contract arrangements. Paramount utilizes a combination of these types of contracts, as well as spot markets, in its natural gas pricing strategy. As the majority of Paramount’s natural gas sales are priced to US markets, the Canada/US exchange rate can strongly affect revenue.

Oil prices are influenced by global supply and demand conditions as well as by worldwide political events. As the price of oil in Canada is based on a US benchmark price, variations in the Canada/US exchange rate further affect the price received by Paramount for its oil.

Paramount's access to oil and natural gas sales markets is restricted, at times, by pipeline capacity. In addition, it is also affected by the proximity of pipelines and availability of processing equipment. Paramount attempts to control as much of its marketing and transportation activities as possible in order to minimize any negative impact from these external factors.

The oil and gas industry is subject to extensive controls, royalties, regulatory policies and income taxes imposed by the various levels of government. These controls and policies, as well as income tax laws and regulations, are amended from time to time. Paramount is unable to control government intervention, royalties, or taxation levels in the oil and gas industry; however, it operates in a manner intended to ensure that it is in compliance with regulations and is able to respond to changes as they occur.

Paramount's operations are subject to the risks normally associated with the oil and gas industry including hazards such as unusual or unexpected geological formations, high reservoir pressures and other conditions involved in drilling and operating wells. Paramount attempts to minimize these risks using prudent safety programs and risk management, including insurance coverage against potential losses.

Paramount recognizes that the industry is faced with an increasing awareness with respect to the environmental impact of oil and gas operations. Paramount has reviewed the environmental risks to which it is exposed and has determined that there is no current material impact on Paramount's operations; however, the cost of complying with environmental regulations is increasing. Paramount intends to ensure continued compliance with all environmental legislation.

Financial Instruments

During the third quarter of 2006, Paramount entered into the following derivative financial instruments:

	Amount	Price	Term
Purchase Contracts
NYMEX Fixed Price	10,000 MMBtu/d	US$ 9.16	November 2006 - March 2007
Foreign Exchange Collar
European Option on CDN - US	US$ 150 million	Floor CDN $1.1364/US $1 Ceiling CDN $1.0822/US $1	February 2007 expiry

Refer to the unaudited Interim Consolidated Financial Statements - Note 9 - Financial Instruments, for listing of all financial forward contracts outstanding at September 30, 2006.

Subsequent Events

Subsequent to September 30, 2006, Paramount entered into the following financial forward commodity contracts:

	Amount	Price	Term
Purchase Contracts
NYMEX Fixed Price	10,000 MMBtu/d	US$ 5.85	November 2006
NYMEX Fixed Price	10,000 MMBtu/d	US$ 7.52	November 2006
NYMEX Fixed Price	10,000 MMBtu/d	US$ 7.59	November 2006 - March 2007

On October 19, 2006 Trilogy Energy Trust announced that it expects to pay monthly distributions of $0.16 per Trust unit for the remainder of 2006. Prior to this announcement Trilogy had a monthly distribution of $0.20 per Trust unit. The reduction in Trilogy’s monthly distribution amount commences with the October 2006 distribution, which is payable on November 15, 2006, and will reduce Paramount’s anticipated cash flow received from its investment in Trilogy.

Subsequent to September 30, 2006, Paramount entered into a Take or Pay Agreement with Drillco (see Related Party Transactions) under which Drillco will provide, for a period of three years, the services of two drilling rigs, including all necessary equipment, materials, supplies, services and labour to drill and complete the wells in Paramount’s U.S. drilling program. Paramount’s obligations under the Take or Pay Agreement are expected to commence in the 1st quarter of 2007. The commitment under this agreement totals $19 million (US $17 million) per year.

Paramount and the Private Company have entered into discussions regarding the potential acquisition by Paramount of the Private Company’s interest in Drillco.
On October 19, 2006, Paramount announced that its Board of Directors had approved in principle a proposed spinout transaction which would result in future activities relating to the Farm-in and Colville Lake, Northwest Territories interests, presently owned by Paramount, being carried on by a newly created public corporation (“Newco”) initially owned by Paramount and its shareholders. The details of the proposed spinout transaction, including the number and type of Newco securities which Paramount and its shareholders would receive and be entitled to acquire, have not yet been finalized. The transaction will be subject to the receipt of required shareholder, court and regulatory approvals as well as third party consents.

2006 Outlook and Sensitivity Analysis

The following table sets forth Paramount’s current estimate of 2006 production and capital expenditures:

Production (Boe/d)
2006 Average	18,000
2006 Exit	21,900

E&P Capital Expenditures ($ millions)
2006 Conventional(1)	400
2006 Oil Sands	45

(1) Excludes capital expenditures related to the Farm-in, land and acquisitions.

Paramount’s results are affected by external market factors, such as fluctuations in the price of crude oil and natural gas, foreign exchange rates, and interest rates. The following table provides projected estimates of the sensitivity of Paramount’s funds flow from operations for the remaining three months ending December 31, 2006 to changes in commodity prices, the Canadian/US dollar exchange rate and interest rates:

Sensitivity (1)(2)	Funds Flow Effect ($ millions)
$0.25/GJ change in AECO gas price	3.5
US$1.00 change in the WTI oil price	0.5
$0.01 change in the Canadian/US dollar exchange rate	1.0
1 percent change in prime rate of interest	1.3

(1) Includes the impact of financial and physical hedge contracts existing at November 8, 2006, and includes the impact of the settlement of certain forward commodity contracts - see Subsequent Events.
(2) Based on forward curve commodity price and forward curve estimates dated September 28, 2006.

The following assumptions were used in the sensitivity (above):

2006 Annual Average Production
Natural gas		86.4 MMcf/d
Crude oil/liquids		3,600 Bbl/d

2006 Average Prices
Natural gas		$5.34/Mcf
Crude oil (WTI)	$	US64.08/Bbl

2006 Exchange Rate (C$/US$)		$1.12

Cash taxes		Nil

Critical Accounting Estimates

The preparation of the Consolidated Financial Statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Paramount bases its estimates on historical experience and various other factors that are believed by management to be reasonable under the circumstances. Actual results could differ materially from these estimates.

Readers are referred to Paramount’s Management’s Discussion and Analysis for the year ended December 31, 2005 for a discussion of critical accounting estimates relating to (i) successful efforts accounting; (ii) reserves estimates; (iii) impairment of petroleum and natural gas properties; (iv) asset retirement obligations; (v) purchase price allocations; and (vi) income taxes and royalty matters.

Recent Accounting Pronouncements

Non-Monetary Transactions

On January 1, 2006, Paramount prospectively adopted Section 3831 “Non-monetary Transactions” of the CICA Handbook issued by the Canadian Institute of Chartered Accountants. Under this standard, a commercial substance test replaced the culmination of the earnings process test as the criteria for fair value measurement, and fair value measurement was clarified. Adoption of this new accounting standard did not have a material impact on the unaudited Interim Consolidated Financial Statements as at and for the period ended September 30, 2006.

Advisories

Information included in this MD&A and the unaudited Interim Consolidated Financial Statements are presented in Canadian dollars unless otherwise stated.

Forward-Looking Statements and Estimates

Certain statements included or incorporated by reference in this document constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as "anticipate", "assume", "based", "believe", "can", "continue", "depend", "estimate", "expect", "forecast", "if", "intend", "may", "plan", "projects", "propose", "result", "upon", "will", "within" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document include but are not limited to estimates of future capital expenditures, business strategy and objectives, reserve quantities, net revenue, estimated future production levels, exploration, development and production plans and the timing thereof, operating and other costs, royalty rates, expectations of the timing and quantum of future cash income taxes, expectations as to how Paramount’s working capital deficit and planned 2006 capital program will be funded and sensitivities to Paramount’s funds flow from changes in commodity prices, future exchange rates and rates of interest, estimated quantities and net present value of oil sands resources, the anticipated timing for seeking regulatory approvals, expectations of growth in production reserves, undeveloped land and timing thereof, and expectations that “Newco” will be a publicly listed company and the spin-out transaction contemplated will be completed.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this MD&A, assumptions have been made regarding, among other things:

•	the ability of Paramount to obtain equipment, services and supplies in a timely manner to carry out its activities;

•	the ability of Paramount to market oil and natural gas successfully to current and new customers;

•	the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;

•	the timely receipt of required regulatory approvals;

•	the ability of Paramount to obtain financing on acceptable terms;

•	additional funding towards the development of North American’s oil sands leases will be borne solely by North American;

•	currency, exchange and interest rates;

•	future oil and gas prices;

•	that “Newco” will be a publicly listed company;

•	the spin-out transaction contemplated to “Newco” will be completed and

•	that no significant cash taxes will be paid by Paramount in 2006.

Although Paramount believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Paramount can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking statements or information. These risks and uncertainties include but are not limited to:

•	the ability of management to execute its business plan;

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;

•	risks and uncertainties involving geology of oil and gas deposits;

•	risks inherent in Paramount's marketing operations, including credit risk;

•	the uncertainty of reserves estimates and reserves life;

•	imprecision of resource estimates and life;

•	the uncertainty of estimates and projections relating to production, costs and expenses;

•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•	Paramount's ability to enter into or renew leases;

•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

•	health, safety and environmental risks;

•	uncertainties as to the availability and cost of financing;

•	the ability of Paramount to add production and reserves through development and exploration activities;

•	weather;

•	general economic and business conditions;

•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;

•	uncertainty in amounts and timing of royalty payments;

•	change in taxation laws and regulations and the interpretation thereof;

•	risks associated with existing and potential future lawsuits and regulatory actions against Paramount; and

•	other risks and uncertainties described elsewhere in this document or in Paramount's other filings with Canadian securities authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Non-GAAP Measures

In this document, Paramount uses the term "funds flow from operations", “funds flow from operations per share - basic”, “funds flow from operations per share - diluted”, “operating netback”, “funds flow netback per Boe” and “net debt”, collectively the “Non-GAAP measures”, as indicators of Paramount's financial performance. The Non-GAAP measures do not have standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other issuers.

“Funds flow from operations” is commonly used in the oil and gas industry to assist management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations, and refers to cash flows from operating activities before net changes in operating working capital. “Funds flow from operations” includes distributions and dividends received on securities held by Paramount. The most directly comparable measure to “funds flow from operations” calculated in accordance with GAAP is cash flows from operating activities. “Funds flow from operations” can be reconciled to cash flows from operating activities by adding (deducting) the net change in operating working capital as shown in the consolidated statements of cash flows. “Funds flow netback per Boe” is calculated by dividing “funds flow from operations” by the total sales volume in Boe for the relevant period. “Operating netback” equals petroleum and natural gas sales less royalties, operating costs and transportation. “Net debt” is calculated as current liabilities minus current assets plus long-term debt and stock-based compensation liability associated with Holdco Options. Management of Paramount believes that the Non-GAAP measures provide useful information to investors as indicative measures of performance.

Investors are cautioned that the Non-GAAP Measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, as set forth above, or other measures of financial performance calculated in accordance with GAAP.

Barrels of Oil Equivalent Conversions

This document contains disclosure expressed as “Boe”, “Boe/d”, “Mcf”, “MMcf/d”, “Bbl”, “Bbl/d”, “Bbls/d” and “MMBbl”. All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.